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February 9th, 2015

United States Securities & Exchange Commission

Washington, DC 20549

Attn: Mr. Robert Shapiro

Re:	Redfield Ventures Inc.
File No. 000-55001
Form 10-K for Fiscal Year Ended December 31, 2013
Filed March 18, 2014
Form 10-Q for Fiscal Quarter Ended September 30, 2014
Filed November 19, 2014

Dear Mr. Shapiro,

We are in receipt of your letter dated January 15th, 2015 regarding Redfield Ventures Inc. and the aforementioned filings. Please find below our respective responses:

Per your Comment letter of December 16th, 2014 as well as January 15th, 2015, we are hereby contemporaniously filing two Amendments; the Issuer’s 10-Q of September 30th, 2014, and 10K of December 31st, 2014. We have incorporated your previous notations and suggestions regarding the two above-referenced filings therein.

Form 10-K for Fiscal Year Ended December 31, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 10

1. We note your response to comment 2. Referencing the proposed disclosure in Liquidity and Capital Resources, please revise to ensure that the components of cash flows and related amounts that are discussed agree with their respective captions as reported in the Statement of Cash Flows.

RESPONSE: Contained within the relevent section of our Form 10-KA filed today.

Form 10-Q for Fiscal Quarter Ended September 30, 2014

Basis of Preparation, page 6

2. We note your response to comment 4. Please revise the proposed disclosure to refer to your 2013 audited annual financial statements filed on March 8th, 2014.

RESPONSE: Contained within the relevent section of our Form 10-QA filed today.

In conclusion, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and the Company does not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

/s/ Mauricio Gonzalez
Mauricio Gonzalez, Director